Form 4

1.  Hough, William R.
        One Beach Drive S.E.  #1002
        St. Petersburg, FL  33701

2.  Republic Bancshares, Inc. (REPB)

3.  ###-##-####

4.  06/98

5.  08/96

6.  Director and 10% Owner

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.  Common Stock
2.  05/15/98
       05/20/98
3.  Code P
       Code P
4.  30,508 (amount),   A,    28.45 (price)
       33,367 (amount),   A,    28.95 (price)
5.     30,508	6. I	7.   by Corporation (William R. Hough & Co.)
        33,367	    I	      by Corporation  (William R. Hough & Co.)
   3,177,591	    D
        29,600	    I                Spouse
        40,000	    I	       by Corporation (WRH Mortgage, Inc.)
          5,600	    I	       by Corporation (Royal Palm)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.
2.
3.
4.
5.
6.
7.
8.
9.
10.
11.





  /s/  William R. Hough      6/9/98